Exhibit 11            COMPUTATION OF EARNINGS PER SHARE
                      Fluke Corporation and Subsidiaries

                                    QUARTER ENDED          TWO QUARTERS ENDED
                                 10/25/96    10/27/95     10/25/96    10/27/95
Shares issued and outstanding
  at beginning of period        8,695,711   8,560,517    8,652,955   8,475,725
Net issuance of shares under
  employee stock plans,
  weighted average                    327      42,469       28,084      85,471
Weighted average common
  shares outstanding            8,696,038   8,602,986    8,681,039   8,561,196
Assumed exercise of stock
  options, weighted average
  of incremental shares           237,004     280,905      256,150     291,549
Average shares and
  share equivalents
  outstanding                   8,933,042   8,883,891    8,937,189   8,852,745
Earnings per share             $     0.72  $     0.61  $      1.34  $     1.11
Net Income                     $6,404,000  $5,403,000  $11,963,000  $9,859,000